February 29, 2008




FILED BY EDGAR

Ms. Linda Van Dorn
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re: Boston Financial Qualified Housing Tax Credits LP II ("Fund II") - File No. 000-17777
                    Boston Financial Qualified Housing Tax Credits LP III ("Fund III") - File No. 000-18462
                    Boston Financial Qualified Housing Tax Credit LP IV ("Fund IV") - File No. 000-19765
                    Boston Financial Qualified Housing Tax Credits LP V ("Fund V") - File No. 000-19706
                    Boston Financial Tax Credit Fund Plus LP
                   ("Fund Plus") - File No.000-22104
                    Boston Financial Tax Credit Fund VII LP
                    ("Fund VII") - File No. 000-24584
                   Boston Financial Tax Credit Fund VIII LP
                    ("Fund VIII") - File No. 000-26522
                    (collectively, the "Funds")

                    Forms 8-K filed July 26, 2007



Dear Ms. Van Dorn:

We are writing in response to your comment letter to each of the Funds, dated February 7, 2008. In response to your letter, please be advised that on February 29, 2008, each of the Funds filed amendments to Forms 10-KSB for the year ended March 31, 2007. In addition, the Funds also filed amendments to Forms 10-QSB for the first quarterly period ending June 30, 2007. The amendments only reflect changes in Item 8A and Item 3 in the Forms 10-KSB and 10-QSB, respectively, and are consistent with our response letter to the Staff dated September 6, 2007.

Please be advised that the Funds acknowledge that:

        o The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

        o Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

        o The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information concerning this matter, please contact me at 617-488-3488 or our counsel, Deborah L. Thaxter of Nixon Peabody LLP at (617) 345-1326.

                                                     Very truly yours,



                                                By: /s/ MICHAEL GLADSTONE

cc:  Deborah L. Thaxter
     Nixon Peabody LLP